Exhibit 99.1

Ascendis Pharma A/S Reports Full Year 2016 Financial Results

- Company Expanded Pipeline and Initiated Phase 3 Trial for Lead Product Candidate,

TransCon Growth Hormone -

- Conference Call Today at 4:30 p.m. Eastern Time -

COPENHAGEN, Denmark, March 22, 2017/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases, today announced financial results for the full year ended December 31, 2016.

“2016 was a significant year for our company as we broadened our pipeline and pursued our vision to become a leading, integrated rare disease company with an initial focus on endocrinology,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “We initiated the TransCon Growth Hormone Phase 3 heiGHt Trial in children with growth hormone deficiency (GHD). We also leveraged the utility of our TransCon technology platform to advance two additional pipeline programs, TransCon Parathyroid Hormone (PTH) and TransCon C-Type Natriuretic Peptide (CNP), both of which are designed to address significant unmet needs in rare diseases.”

Recent Corporate Highlights

•	Announced goal to complete enrollment of patients in the Phase 3 heiGHt Trial for TransCon Growth Hormone during the fourth quarter of 2017
•	Advanced two new rare disease endocrinology candidates, TransCon PTH for hypoparathyroidism and TransCon CNP for achondroplasia, towards clinical trials, with preclinical data supporting their differentiated product profiles
•	Published two manuscripts in endocrinology journals reviewing Phase 2 clinical trial results of TransCon Growth Hormone in children and adults with GHD
•	Announced eight poster presentations at the upcoming ENDO 2017 conference, including two late breaking posters related to preclinical pharmacology data for TransCon PTH and TransCon CNP
•	Ended 2016 with cash and cash equivalents of €180.3 million, which included net proceeds of €116.6 million from the company’s public offering of ADSs completed in October and November 2016

Full Year 2016 Financial Results

For the full year 2016, Ascendis Pharma reported a net loss of €68.5 million, or €2.58 per share (basic and diluted) compared to a net loss of €32.9 million, or €1.39 per share (basic and diluted) during the same period in 2015.

Research and development (R&D) costs for 2016 were €66.0 million compared to €40.5 million during 2015. Higher R&D costs in 2016 reflect an increase in manufacturing costs and clinical costs related to preparation for the company’s Phase 3 heiGHt Trial for TransCon Growth Hormone, ongoing development of our proprietary auto-injector, as well as preclinical development of the company’s two new pipeline candidates, TransCon PTH and TransCon CNP.

General and administrative expenses for the 2016 year were €11.5 million compared to €9.4 million during the 2015 year. The increase is primarily due to an increase in general and administrative personnel, partly offset by reduced consultancy costs.

As of December 31, 2016, the company had cash and cash equivalents of €180.3 million compared to €119.6 million as of December 31, 2015. The company’s cash position was positively impacted by €0.9 million from warrant exercises and €116.6 million in net proceeds from the public offering of ADSs completed in October and November 2016. As of December 31, 2016, Ascendis had 32,421,121 ordinary shares outstanding.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. Eastern Time (ET) to discuss its full year 2016 financial results. The live conference call can be accessed at (844) 290-3904 (United States) and (574) 990-1036 (International). The access code for all callers is 83543263. The webcast can be accessed on the Investors & News section of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay for at least 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying the TransCon technology platform to build a leading rare disease commercial company. The company utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience.

Ascendis Pharma has a wholly-owned pipeline of rare disease endocrinology programs, including once-weekly TransCon Growth Hormone, which is currently being evaluated in the Phase 3 heiGHt Trial for children with growth hormone deficiency, TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism, and TransCon CNP, a long-acting prodrug of C-Type Natriuretic Peptide for achondroplasia. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our product pipeline, (ii) our potential to become a leading, integrated rare disease company, (iii) our ability to apply the TransCon technology platform to build a leading rare disease commercial company and (iv) our expectations regarding our ability to create therapies with potential for best-in-class efficacy, safety and/or convenience. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug; for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F expected to be filed with the SEC on March 22, 2017. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Consolidated Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR'000s, except share and per share data)

	Year ended December 31,
	2016	2015
Revenue	4,606	8,118
Research and development costs	(66,022)	(40,528)
General and administrative expenses	(11,504)	(9,415)

Operating profit / (loss)	(72,920)	(41,825)

Finance income	7,300	11,048
Finance expenses	(3,112)	(2,797)

Profit / (loss) before tax	(68,732)	(33,574)

Tax on profit / (loss) for the year	227	652

Net profit / (loss) for the year	(68,505)	(32,922)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	6	(14)

Other comprehensive income / (loss) for the year, net of tax	6	(14)

Total comprehensive income / (loss) for the year, net of tax	(68,499)	(32,936)

Profit / (loss) for the year attributable to owners of the Company	(68,505)	(32,922)

Total comprehensive income / (loss) for the year attributable to owners of the Company	(68,499)	(32,936)

	EUR	EUR
Basic earnings / (loss) per share	(2.58)	(1.39)
Diluted earnings / (loss) per share	(2.58)	(1.39)
Number of shares used for calculation (basic and diluted)	26,564,414	23,766,783

Ascendis Pharma A/S

Consolidated Statements of Financial Position

(In EUR'000s)

	December 31, 2016	December 31, 2015
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,350	2,355
Deposits	268	270

	6,113	6,120

Current assets
Trade receivables	287	1,064
Other receivables	640	338
Prepayments	1,962	3,819
Income taxes receivable	740	784
Cash and cash equivalents	180,329	119,649

	183,958	125,654

Total assets	190,071	131,774

Equity and liabilities
Equity
Share capital	4,354	3,374
Other reserves	13,005	5,678
Retained earnings	159,254	111,277

Total equity	176,613	120,329

Current liabilities
Trade payables and other payables	13,078	8,373
Deferred income	94	3,072
Income taxes payable	286	—

	13,458	11,445

Total liabilities	13,458	11,445

Total equity and liabilities	190,071	131,774

Internal contact:	Investor contact:	Media contact:

Scott T. Smith	Patti Bank	Ami Knoefler
Chief Financial Officer	Westwicke Partners	SparkBioComm
(650) 352-8389	(415) 513-1284	(650) 739-9952
ir@ascendispharma.com	patti.bank@westwicke.com	ami@sparkbiocomm.com

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